 Davis Graham & Stubbs LLP
Attorneys at Law

1550 Seventeenth Street, Suite 500
Denver, Colorado 80202

Telephone 303-892-9400
Facsimile 303-893-1379

April 30, 2009

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Stephen Krikorian

Re:           Advance Display Technologies, Inc.
Form 10-KSB for the fiscal year ended June 30, 2008
Filed on October 14, 2008
Form 10-Q for the quarter ended December 31, 2008
Filed February 20, 2009
File No. 000-15224

Dear Mr. Krikorian:

By this letter, Advance Display Technologies, Inc. (the “Company”), is responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated March 26, 2009, regarding the above referenced filings (the “Comment Letter”).

Form 10-KSB for the fiscal year ended June 30, 2008

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Deferred Manufacturing Costs, page F-14

1.
Staff Comment:  Please further clarify the nature of your deferred manufacturing costs associated with the production engineering, process development and facility preparation of manufacturing activities for the LED Screens.  Tell us the specific guidance you relied upon to capitalize these costs.

Response - In February 2007, the Company hired a contract engineering firm and its affiliated electrical engineering development company (collectively the “Project Engineering Firm”) to complete the development of a proprietary LED Screen product capable of being economically manufactured for commercial sale.  In June 2008, the Company, with the efforts of the Project Engineering Firm, completed the prototype

April 30, 2009
Securities and Exchange Commission
Stephen Krikorian

screen and successfully demonstrated its specified functionality and commercial manufacturability.  Pursuant to FAS 2, paragraph 9, costs associated with research, design and construction of pre-production prototypes, models, tools, jigs and molds involving this new technology were expensed as incurred.

Following the successful demonstration of the newly completed LED screen, the Company engaged the Project Engineering Firm for design and construction engineering related to the construction and start-up of its new facilities and equipment for manufacturing operations.  The Company concluded that, pursuant to paragraph 10 of FAS 2, these costs are not deemed research and development costs.  Accordingly, the Company allocated these non-research and development costs to specific tools and equipment where identifiable.  The engineering labor and materials underlying the construction of equipment and tooling specifically for manufacturing operations were then capitalized as deferred manufacturing costs.

Note 6.  Stockholders’ Equity (Deficit), page F-21

2.
Comment:  We note that your shares of Series D and Series G preferred stock are convertible into shares of common stock.  Please explain how you considered the provisions of EITF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature is present in these issuances of convertible preferred stock.

Response - The Company specifically considered the provisions of EITF 98-5 and EITF 00-27 when accounting for the issuance of its Preferred Series D and Series G stock.  These provisions did not apply to the Series D stock issued during the year ended June 30, 2004 because all of that stock was convertible to common stock at or above the then current market price of the Company’s common stock and there were no other facts that would have necessitated a beneficial conversion feature.

In June 2008, the Company issued Series D Preferred stock upon the conversion of interest on certain promissory notes, the principal and interest of which were, by their terms, convertible into shares of Series D stock at a below market rate.  The Company considered the provisions of EITF 98-5 and EITF 00-27 at the time of the conversion and determined that, because the net effect on equity would have been $0, and the effect on the Company’s accumulated deficit would have been less than one half of one percent, no charge would be recorded on account of the beneficial conversion feature in that case.  This determination was consistent with the Company’s general practice of applying such provisions except where they are clearly immaterial.

The Company also considered the provisions of EITF 98-5 and EITF 00-27 when issuing its Preferred Series G stock.  These provisions did not apply to the Series G

April 30, 2009
Securities and Exchange Commission
Stephen Krikorian

stock when issued because the stock issued was convertible to common stock at or above the then current market price of the Company’s common stock and therefore there was no beneficial conversion feature.  On the other hand, the Company did record a charge reflecting the beneficial conversion feature for the shares underlying the promissory note evidencing the November 2008 Senior Secured Convertible Credit Agreement (the “Credit Agreement”) for the reasons explained in the Response to Comment No. 5.

Exhibit 31 – Certifications

3.
Comment:  Your certification pursuant to Rule 13a-14(a) under the Exchange Act, filed as Exhibit 31 to your annual report, does not include the portion of the introductory language in paragraph 4 nor the language in paragraph 4(b) of the form of certification that refers to the certifying officer’s responsibility for designing, establishing and maintaining internal control over financial reporting.  You appear to be required to include these statements given that you are subject to the internal control over financial reporting requirements in Rule 13a-15 under the Exchange Act.  Please advise, or revise your certifications to include this language and amend your annual and interim reports accordingly.

Response - The Company will revise its future annual and quarterly certifications filed as Exhibit 31 to its Forms 10-K and 10-Q to include the language identified as missing.  The Company will also amend its reports for the year ended June 30, 2008, and the quarters ended September 30, 2008, and December 31, 2008, to include corrected certifications as and to the extent required by Rule 13a-14.

Form 10-Q for the quarter ended December 31, 2008

Consolidated Financial Statements

Note 1. Interim Financial Statements

Component and Work-in-Process Inventory, page 6

4.	Comment: Please clarify the nature of the significant increases in both component and work-in process inventories.

Response - The Company’s principal product is a large, flexible, high resolution, video display screen that can be assembled in varying sizes and specifications according to a customer’s individual needs.  Accordingly, the Company’s manufacturing process

April 30, 2009
Securities and Exchange Commission
Stephen Krikorian

consists of assembling portions of the screens that can, in turn, be assembled into larger, custom sized screens.  Accordingly, during the quarter ended December 31, 2008, and in subsequent periods, the Company has continued to purchase parts from third party suppliers and to use those components to build screen sub-assemblies in order to be able to promptly respond to orders from prospective buyers.  Specifically, the Company significantly increased its materials inventory in order to build “strings”, subassemblies that are used to build any size or configuration of the Company’s LED screen product.  String production was increased to position the Company to respond to anticipated fulfillment timelines for current customer prospects.  Most of the components and sub-assemblies in inventory at December 31, 2008 can be configured for screen systems of varying size or dimension.

Note 3.  Notes Payable to Related Parties, page 9

5.
Comment:  We note from your disclosures that you issued a revolving convertible promissory note during the six months ended December 31, 2008.  Please clarify your disclosures that indicate the convertible note does not meet the definition of a “conventionally convertible debt instrument” since there are not enough shares available should all other outstanding options, preferred stock and convertible debt be exercised.  Tell us whether the notes are convertible into a fixed number of shares.  Explain any anti-dilution adjustments that would cause an adjustment to the conversion price, the kind of securities issuable upon conversion, and the number of shares issuable under the convertible notes.  Refer to paragraph 4 of EITF 00-19 and EITF 05-2.

Response – The Company determined that, considering its small accounting department and limited accounting resources, it would be reasonable and appropriate to engage expert assistance with respect to the determination of any charge for the variance from the definition of a “conventionally convertible debt instrument” in connection with the Credit Agreement and the revolving convertible promissory note issued in connection therewith.  Accordingly, with the concurrence of the Company’s independent accountants, the Company engaged Pickard & Green, CPAs, of Valencia, California, to provide such assistance.  The eventual result was the Company’s file memo enclosed herewith, entitled Senior Secured Convertible Credit Agreement (the “Memo”), which includes the Company’s detailed analysis regarding the accounting treatment of the Credit Agreement and the convertible promissory note evidencing the obligations created thereby.  The Memo is incorporated by reference and made a part of this Response.

6.	Comment: Tell us whether not having enough shares available on a fully diluted basis to satisfy all of your existing obligations has any impact on the classification of your

April 30, 2009
Securities and Exchange Commission
Stephen Krikorian

7.	convertible Series D and Series G preferred stock. Refer to paragraph 19 of EITF 00-19.

Response - The Company is aware that, pursuant to EITF 00-19, classification of the Series D and G preferred stock would be affected if sufficient authorized and unissued shares of common stock did not exist to satisfy all existing obligations convertible into common stock on a fully diluted basis.  This issue is addressed in detail, albeit in a slightly different context, in the Memo referenced in Response No. 5.

Certain of the subscription agreements for Series G preferred stock and the Credit Agreement contain provisions that they are not convertible into common stock, until such time as the Company’s shareholders have approved an increase to the number of authorized shares to satisfy the conversion.  Based on this limitation to the Series G preferred stock, the Company has determined that it has sufficient authorized and unissued shares to satisfy all eligible conversions of Series D and G preferred stock to common stock.  Accordingly, no reclassification of the Series D or Series G preferred stock is required.

In connection with our response to the comments contained in your letter dated March 26, 2009, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company’s Chief Executive Officer, Matthew W. Shankle, at (303) 267-0111 or the undersigned if you have any questions concerning our response.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

cc:           Matthew W. Shankle
Rebecca McCall

 M E M O

To:                      File

From:                                Advance Display Technologies, Inc.

Subject:                      Senior Secured Convertible Credit Agreement

Date:                                November 6, 2008

Background:

On November 6, 2008, Advance Display Technologies, Inc. (the “Company”) entered into the Senior Secured Revolving Credit Agreement (the “Agreement”) with DeGeorge Holdings Three LLC (the “Lender”), whereas the Company and the Lender have agreed to establish a revolving credit facility (the “Revolving Note”).  The following are the highlights of the Agreement:

•	Maximum Revolving Credit Amount – $6,894,362
•	Date of Agreement – November 6, 2008
•	Maturity Date – November 6, 2009
•	Interest Rate – 10% per annum based on a 365/366 day year.
•	Default Interest Rate – 15% per annum based on a 365/366 day year.
•	The Revolving Note is convertible into a fixed number of shares of Series G Preferred Stock, further convertible into a fixed number of shares of Common Stock
•
Conversion rate - $110 for Series G Preferred Stock or $0.11 per common share equivalent, to a maximum of 62,676 shares of Series G Preferred Stock or 62,676,000 shares of Common stock if the full amount available under the note is converted.

•	Agreement contains a standard anti-dilution clause which allows for the adjustment of the conversion price and the number of shares into which the Revolving Note may be converted.
•	At the time of the Agreement, the Company had eight promissory notes (the “Demand Notes”) outstanding with an aggregate principal balance of $2,500,000 and interest of $194,362.
•	These Demand Notes continued as loans under the Revolving Note.

Issue:

•	Is there a beneficial conversion feature?
•	If there is a beneficial conversion feature, how should it be valued and recorded at November 6, 2008 and subsequent reporting periods?

•	How should the Company record the Revolving Note at 11/6/08?
•	How should the Company record subsequent principal draws?

Relevant Accounting Literature

• SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”)

• SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”)

• EITF 00‐19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00‐19”)

• EITF 98‐05, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98‐05”)

• EITF 00‐27, Application of Issue No. 98‐5 to Certain Convertible Instruments (“EITF 00‐27”)

• EITF 05‐2, The Meaning of “Conventional Convertible Debt Instrument” In Issue No. 00-19 (“EITF 05-2”)

• EITF 07‐05, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-05”)

Discussion:

Is there a beneficial conversion feature?

On November 6, 2008, the Company determined that the Revolving Note contained a beneficial conversion feature as the conversion price per common share equivalent ($0.11) was less than the market price of the share ($0.15) at the inception date.

If there is a beneficial conversion feature, how should it be valued and recorded?

SFAS 133, paragraph 12 states, “An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.
Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in somecircumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.”

The condition in paragraph 12(a) is met because the embedded conversion feature valuation depends on factors such as volatility, stock price and expected life whereas the valuation of the host is not impacted by these factors.  SFAS 133, paragraph 61 (k) further confirms the above position as this paragraph states that "the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of the debtor's common stock or another entity's common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of this Statement."  The conditions in paragraph 12 (b) and 12 (c) are also met.

Based on the above considerations, it is implied that the embedded conversion feature related to the Revolving Note is a derivative that must be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings.

However, FAS 133, paragraph 11(a) provides an exemption for instruments that are (i) classified in stockholders’ equity and (ii) are “indexed to the issuer’s own stock.”  EITF 07-05 provides guidance to determine if the instrument is indexed to an issuer’s stock.

EITF 07-05 states, “An entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1:  Evaluate the instrument’s contingent exercise provisions if any.

Step 2: Evaluate the instrument’s settlement provisions.  An instrument (or embedded feature) would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The Company determined that the beneficial conversion feature is considered indexed to the Company’s own stock based on the following evaluation:

Step 1:  There is no exercise contingency.

Step 2:  Upon conversion, the settlement amount would equal the difference between the fair value of a fixed number of the entity’s equity shares (24,494,200 @ market price per share) and a fixed conversion rate ($0.11 per share)

Although the Company determined that the beneficial conversion feature is indexed to the Company’s stock, it must still meet the guidelines in EITF Issue 00-19.

Specifically, EITF 00-19, paragraph 4 states “The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12–32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133.”

The Company must then determine if the Revolving Note is a “conventional convertible debt instrument.  EITF 05-2 paragraph 8 states, “On Issue 2, the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) that are designed to maintain the value of the conversion option.”

The embedded conversion feature of the Revolving Note entitles the holder to convert their position into a fixed number of shares and contains a standard antidiultion provisions; however, paragraph 8(a)(i) of the Agreement states that the Lender shall have the right upon conversion of the Revolving Note to receive, in lieu of shares theretofore issuable upon conversion of the Revolving Note, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by the Company.  Based on this paragraph, the ability to convert into cash is at the discretion of the Lender not the Company: therefore, the Revolving Note does not meet the definition of “conventional convertible” as defined in EITF 05-2 and paragraphs 12-32 of EITF 00-19 do apply.  The following are the eights tests in paragraphs 12-32 of EITF 00-19 that must be met in order for the beneficial conversion feature to be classified in stockholder’s equity.

1. – The contract permits the Company to settle in unregistered shares.  (Paragraphs 14-18)

The agreement does not prohibit the settlement in unregistered shares; therefore, this test is met.

2. – The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.  (Paragraph 19)

As of November 6, 2008, there are 175,000,000 authorized shares and 26,198,177 shares issued and outstanding, 201,338,133 potential shares through conversion of Preferred D and Preferred G and the Option Plan.  Therefore, this test is NOT met.

3. – The contract contains an explicit limit on the number of shares to be delivered in a share settlement.  (Paragraphs 20-24)

The agreement specifically states that each $110 of the note can be converted into 1 share of Series G preferred stock, which is then convertible into 1,000 shares of common stock.  Therefore, this test is met.

4. – There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.  (Paragraph 25)

The agreement does not allow for cash payments to a counterparty in the event the Company fails to make timely filings with the SEC.  Therefore, this test is met.

5. – There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or  “make-whole” provisions).  (Paragraph 26)

As there are no required cash payments that meet this criterion, this test is met.

6. – The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.  (Paragraphs 27 and 28)

Paragraph 27 of EITF 00-19 states, “Generally, if an event that is not within the Company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability.”  There are no such provisions within the agreement and therefore, this test is met.

7. – There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.  (Paragraphs 29-31)

There is nothing in the agreement that would indicate such; therefore, this test is met.

8. – There is no requirement in the contract to post collateral at any point or for any reason.  (Paragraph 32)

The Agreement is a secured borrowing which the Company has posted collateral; therefore, this test is not met.

How should the Company record the Revolving Note at 11/6/08?

At November 6, 2008, the Company will bifurcate the beneficial conversion feature from the Revolving Note and value it using the Black-Scholes Merton model.

The following are the assumptions used in the model:

1.	Number of Shares – 24,494,200
2.	Valuation Date – November 6, 2008 (See “Share Price at Valuation Date” below)
3.	Stock Price at Valuation Date - $0.20
4.	Conversion price - $0.11
5.	Expected Term – 1 year
6.	Volatility – 248%
7.	Annual rate of quarterly dividends – 0%
8.	Discount rate – 1.17%
9.	Total value of conversion feature - $4,137,731

Risk Free Interest Rate

The Black-Scholes model is a closed-form model and as such a U.S. entity is required to use the implied yield on a U.S. Treasury zero-coupon security with a remaining term equal to the expected term of the conversion feature used in the valuation model. The Company used the rate for Treasury constant maturities from the following website:  www.federalreserve.gov/releases/H15/data.htm.  These rates are for 1-year, 2-year, 3-year, 5-year, and 7-year maturities.  If the expected term falls between the period, then the Company used the rate closest to the maturity date.  The constant maturities rate for one year was 1.17%.

Expected Term

The expected term is the length of time the Revolving Note is expected to be outstanding before being converted.   The expected term should be based on the contractual term and the effects of expected exercise behavior.  The Company will use the contractual term as the expected term, which is one year.

Expected Volatility

Under FAS 123R, the volatility used in the valuation should be the expected volatility for the expected term of the conversion feature.  The Company calculated its volatility to be 248%.

volatility using the Company’s closing share price through November 6, 2008.  The calculated volatility was 248%

Expected Dividend

As the Company has not paid any dividends on its common stock since its inception and does not anticipate paying dividends during the expected term of the conversion feature, the Company will use zero in the model.

Share Price at Valuation Date

The Company will use the share price as quoted on the bulletin board, which was $0.20.  To be consistent with the methodology the Company uses to value employee stock options, the Company uses the closing price on the day prior to the transactions date.  In this case the transaction date was November 6, 2008 and the closing stock price on November 5, 2008 was $0.20.

The Company will record the following entry at the date the Revolving Note was entered into.

The journal entry on November 6, 2008 is as follows:

DR: Demand notes	$2,500,000
DR: Interest payable	194,362
DR: Debt discount	2,694,362
DR: Interest expense	1,443,369
CR: Revolving Note		$2,694,362
CR: BCF liability		4,137,731

Because the fair value of the beneficial conversion feature was greater than the amount of the Revolving Note, then the difference is expensed immediately to interest expense.  The Company will amortize the debt discount as interest expense over one year which is the due date of the Revolving Note.  If the Lender converts the Revolving Note prior to maturity, then the discount will be written off to interest expense on the date of conversion.  The Revolving Note will be presented on the balance sheet net of the Debt discount

At each reporting date, the Company will value the BCF liability with all changes running through the statement of operations.

How should the Company record subsequent principal draws?

Each subsequent draw, the Company will bifurcate the beneficial conversion feature from the Revolving Note and value it using the Black-Scholes Merton model.

For example, the Company had draws of $650,000, $650,000, and $975,000 on November 10, 2008, December 21, 2008 and January 21, 2009, respectively.  The Company’s market price per common share was $0.15, $0.08, and $0.08, on November 10, 2008, December 21, 2008 and January 21, 2009, respectively.  Therefore, the entries would be as follows:

November 10, 2008

DR: Cash	$650,000
DR: Debt discount	650,000
DR: Interest expense	73,367
CR: Revolving Note		$650,000
CR: BCF liability		723,367

December 21, 2008

DR: Cash	$650,000
DR: Debt discount	337,775
CR: Revolving Note		$650,000
CR: BCF liability		337,775

Journal Entries at December 31, 2008

BCF liability	$3,148,638
Change in BCF liability (other income account)		$3,148,638

This journal entry records the decrease in the BCF liability with the change in BCF liability running through the statement of operations.

Amortization of debt discount	$508,383
Debt discount		$508,383

This journal entry amortizes the debt discount over the term of the note.  The amortization of debt discount becomes an interest and financing cost on the statement of operations.

January 21, 2009

DR: Cash	$975,000
DR: Debt discount	486,731
CR: Revolving Note		$975,000
CR: BCF liability		486,731